THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS COVERING ANY SUCH TRANSACTION, (B) THE TRANSFER IS MADE IN ACCORANCE WITH RULE 144 UNDER SUCH ACT, (C) THE BORROWER RECEIVES AN OPINION OF LEGAL COUNSEL FOR THE HOLDER OF THE NOTE (CONCURRED IN BY LEGAL COUNSEL FOR THE BORROWER) STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION, OR (D) THE BORROWER OTHERWISE SATISFIES ITSELF THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION.

CONVERTIBLE PROMISSORY NOTE

Principal Amount: $220,000 Spokane, Washington
Interest Rate: 10% December 16, 2004

FOR VALUE RECEIVED, the undersigned, AURA SYSTEMS, INC., a Delaware corporation ("Borrower"), hereby promises to pay to the order of KOYAH MICROCAP PARTNERS MASTER FUND, L.P., a Cayman Islands limited partnership ("Lender"), at such places and times and under the terms and conditions set forth below, the lesser of (i) the maximum principal amount of this Convertible Promissory Note (this "Note") set forth above and (ii) the aggregate principal amount advanced by Lender at its option from time to time under this Note, together with interest thereon and any other amounts set forth herein.

    Principal Payments. The entire principal balance of this Note shall be due and payable as follows (the "Maturity Date"): after August 19, 2005, such principal balance shall be due and payable upon five (5) days demand; provided however, that if all of the conditions set forth in Section 10 of this Note, other than the condition set forth in clause (iii)(A) thereof have been satisfied as of August 19, 2005, then the Maturity Date (if all other Section 10 conditions remain satisfied at the commencement of each extension) shall be further amended and extended for up to four (4) successive three (3) month periods (ending respectively on November 19, 2005, February 19, 2006, May 19, 2006 and August 19, 2006) to allow such condition set forth in Section 10(iii)(A) to be satisfied. If the condition set forth in Section 10 (iii)(A) is not satisfied by August 19, 2006, such principal balance shall be due and payable upon five (5) days demand.

    Interest Rate and Payment. The outstanding principal balance of this Note shall accrue interest at the rate of ten percent (10%) per annum. Accrued interest under this Note shall be due and payable on the Maturity Date.

    Prepayment. This Note may be prepaid in whole but not in part, at any time upon ten (10) business days' prior written notice, without any premium or penalty. In the event of any tender of prepayment of this Note by Borrower, Lender shall have the right to exercise its conversion rights instead of electing acceptance of such prepayment, as provided in Section 9 of this Note.

    Collection Costs Borne by Borrower. Borrower agrees to pay all costs and expenses, including without limitation reasonable attorneys' fees, incurred by Lender in enforcing the terms of this Note or in collecting this Note, including without limitation in any out-of-court workout, any court action, any appeal or any bankruptcy proceeding.

    Late Charge. If any payment of principal or interest under this Note shall not be made within five (5) days after the due date, this Note shall bear interest (after as well as before judgment) at a rate of five percent (5%) per annum above the rate of interest which would otherwise have been payable under this Note or the maximum rate of interest permitted to be charged by applicable law, whichever is less.

    Governing Law. Consistent with the governing law and venue provisions of the Intercreditor Agreement (as defined below), this Note shall be governed by and construed and interpreted in accordance with the law of the State of Washington, without regard to that state's conflict of laws principles. All disputes between the parties hereto, whether sounding in contract, tort, equity or otherwise, shall be resolved only by state and federal courts located in Spokane, Washington, and the courts to which an appeal therefrom may be taken. All parties hereto waive any objections to the location of the above referenced courts, including but not limited to any objection based on lack of jurisdiction, improper venue or forum non-conveniens. Notwithstanding the foregoing, any party obtaining any order or judgment in any of the above referenced courts may bring an action in a court in another jurisdiction in order to enforce such order or judgment.

    Intended Beneficiaries. Nothing in this Note, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Note, except as may be otherwise expressly provided in this Note.

    Severability. If any part of this Note is determined to be illegal or unenforceable, all other parts shall remain in full force and effect.

    Conversion of Note. At the option of Lender, the outstanding principal balance of this Note and all accrued interest, fees or other amounts payable under this Note, at any time prior to acceptance by Lender of payment thereof instead of conversion as provided below, may be converted, in whole or in part, into units (the "Units") consisting of shares of Series B Cumulative Convertible Preferred Stock (the "Series B Stock") and warrants to purchase Common Stock (the "Warrants") of Borrower, at the same price and on the same other terms and conditions as the $5,000,000 minimum/$15,000,000 maximum Series B Cumulative Convertible Preferred Stock financing (the "Series B Financing"), as set forth in the Securities Purchase Agreement (the "Securities Purchase Agreement") with the initial investors in the Series B Financing which is attached as Exhibit A to the Amendment and Conversion Agreement dated as of August 19, 2004 (the "Amendment and Conversion Agreement") among Borrower and the Lenders named therein (collectively, the "Prior Intercreditor Lenders"), the terms and conditions of which are incorporated herein by reference; provided, however, that the following terms shall be adjusted as applied to Lender (as similarly adjusted for the Prior Intercreditor Lenders): (i) the subscription amount shall be the amount being converted by Lender in the particular conversion involved and the subscription date shall be the date of such conversion; (ii) the option to purchase additional Units contained in Section 1.5 of the Securities Purchase Agreement (A) shall be in an amount up to fifty percent (50%) of the total number of Units issuable to Lender upon full conversion of this Note and (B) shall be exercisable by Lender, in whole or in part, at any time on or before May 31, 2005, (1) in increments as set forth in Schedule 1 attached hereto and (2) subject to earlier termination upon notice as set forth in Section 1.5(a)(iii) of the Securities Purchase Agreement, but with the amount of the option exercisable under the circumstances described in Section 1.5(a)(iii) being equal to fifty percent (50%) of the unexercised portion of the original option; (iii) Section 4.5 of the Securities Purchase Agreement shall not apply to Lender and instead shall be replaced by Section 13 of the Agreement dated as of the date hereof between Borrower and Lender (the "Agreement"); (iv) Section 8.1 of the Securities Purchase Agreement shall not apply to Lender and instead shall be replaced by Section 11 of the Agreement; and (v) the Registration Rights Agreement referred to in the Securities Purchase Agreement shall not apply to the Lender and shall be replaced by the Registration Rights Agreement referred to in the Amendment and Conversion Agreement. Upon any conversion, Borrower and Lender shall be deemed to have entered into a Securities Purchase Agreement (with such adjusted terms) for such conversion, as if executed and delivered by them.

    Upon any tender of payment of this Note by Borrower (whether by prepayment before maturity or payment at or after maturity), Lender shall have ten (10) business days thereafter to elect either acceptance of such payment instead of conversion or exercise of its conversion right, in whole or in part. In the event Lender fails to make such election by such date, Lender shall be deemed to have elected acceptance of payment instead of conversion, provided that the payment tendered is the full amount owing under this Note. Any exercise of such conversion right shall be at the option of Lender, in its sole discretion. Lender may exercise such conversion right by providing to Borrower written notice of exercise in the form attached as Exhibit B to the Amendment and Conversion Agreement or other appropriate form. In the event of any stock splits, stock dividends, recapitalizations or similar events after December 15, 2004 but prior to the date of conversion, then the number and kind of securities issuable upon conversion shall be appropriately adjusted. Such conversion shall be effective immediately upon giving such notice and as of such date Lender shall be treated for all purposes as the holder of the securities issuable upon conversion.

    As soon as practicable after such conversion, Borrower, at its expense, shall cause to be issued in the name of and delivered to Lender the securities to which Lender shall be entitled upon such conversion. Upon a partial conversion of this Note, (i) this Note may be surrendered by Lender and replaced with a new Note of like tenor for the remaining balance of the Note surrendered or (ii) Lender may retain this Note and the parties may keep separate records of the outstanding balance of this Note. A new Note shall be delivered to Lender as soon as practicable after any such surrender. No fractional shares shall be issued upon such conversion. If upon such conversion a fractional share results, the number of shares to be issued upon conversion shall be rounded upwards or downwards to the nearest whole number.

    10. Mandatory Conversion of Note. At the end of each calendar quarter after the Company has received a total of $4,100,000.00 in New Funds, plus an additional amount equal to Costs and Fees (as those terms are defined below), but subject to the conditions set forth below, Lender shall exercise its conversion rights under Section 9 for an aggregate conversion amount (a "Mandatory Conversion") in the same percentage of outstanding loans as the Additional Conversions of the Prior Intercreditor Lenders occurring under Section 9(b) of the Amendment and Conversion Agreement. Lender shall exercise such conversion right by giving written notice thereof. For purposes of this paragraph the term "New Funds" means cash received by the Company after the initial closing of the Series B financing from payments due under notes made by investors under the Securities Purchase Agreement or from cash received from new investors; it being understood that funds received from Lender do not constitute New Funds. New Funds shall not include, among other things (1) funds received at or prior to the time of initial closing of the Series B financing, (2) debt converted at the time of initial closing of the Series B financing, (3) conversions of dividend accruals or stock issued in exchange for non-cash consideration or (4) funds paid to or on account of the Company in connection with the sale of the real property located at 2335 Alaska Avenue and 2330 Utah Avenue, El Segundo, California (the "Real Estate"). For purposes of this paragraph the term "Costs and Fees" means any legal costs and legal fees incurred by others and paid or payable by the Company in connection with the (m) sale of the Real Estate including, without limitation, assumption by the purchasers thereof of the debt on the Real Estate, (n) settlement with the minority Shareholders of Aura Realty, Inc., and (o) settlement of litigation filed by, and other claims of, certain former officers and employees pursuant to a Mutual Settlement Agreement and Release between the Company and Arthur Schwartz, et. al., dated as of August ___, 2004.

    The obligations of Lender to do any Mandatory Conversion shall be subject to the following conditions: (i) all investors in the Series B Financing have fulfilled all of their respective obligations under the Securities Purchase Agreement(s) for the Series B Financing and any related promissory notes or other agreements or documents and the Company has received all of the funds as scheduled under such Securities Purchase Agreement(s) and any related promissory notes or other agreements or documents; (ii) the authorized number of shares of Common Stock of the Company has been increased sufficiently; (iii) (A) the registration statement described in Section 1.3 of the Registration Rights Agreement (as defined below) is effective or (B) an automatic conversion has occurred under Section 6(a)(ii) of the Certificate of Designations for the Series B Financing; and (iv) the Company has resolved matters with its creditors in a manner satisfactory to the Prior Intercreditor Lenders holding a majority of the then outstanding total balance of the Convertible Promissory Notes held by the Prior Intercreditor Lenders.

    In the event that Lender has previously exercised its conversion right other than as part of the Mandatory Conversions, the amount of such other conversion shall be credited against Lender's amount of subsequent Mandatory Conversions. In the event that (x) additional issuances and fundings of the Series B Financing occur during any calendar quarter but the conditions to the obligations of Lender to do any Mandatory Conversion are not satisfied at the end of such calendar quarter and (y) such conditions are subsequently satisfied, the obligations of Lender to do such Mandatory Conversion shall become effective on the date that such conditions are subsequently satisfied.

    11. Registration Rights Agreement and Shareholder Agreement. In connection with this Note, Lender is entering into a Registration Rights Agreement with the Company in the form attached as Exhibit F to the Amendment and Conversion Agreement (the "Registration Rights Agreement"). Upon any conversion of this Note, Lender shall enter into a Shareholder Agreement with other Series B shareholders in the form attached as Exhibit D to the Securities Purchase Agreement (the "Shareholder Agreement").

    12. Representations of Lender. By acceptance of this Note, Lender represents to Borrower that Lender is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and that this Note and any securities issuable upon any conversion thereof are being acquired for Lender's own account and for the purpose of investment and not with a view to, or for sale in connection with, the distribution of the same, nor with any present intention of distributing or selling the same.

    13. No Shareholder Rights. This Note shall not entitle Lender to any voting rights or any other rights as a shareholder of Borrower until any conversion of this Note.

    14. Security. This Note shall be secured by a junior security interest in tangible and intangible personal property of Borrower pursuant to a Security Agreement being executed by Borrower (the "Security Agreement") and a Stock Pledge Agreement being executed by the Borrower.

    15. Defaults. Each of the following shall constitute a default under this Note (a "Default"):

      Failure by Borrower to make any payment due under this Note or under any other agreement with Lender or the Prior Intercreditor Lenders; any representation or warranty by Borrower under this Note or any other agreement with Lender or the Prior Intercreditor Lenders shall be false or inaccurate in any material respect when made; or failure by Borrower to comply with the provisions of any other covenant, obligation or term of this Note or any other agreement with Lender or the Prior Intercreditor Lenders;

      Failure by Borrower to pay when due any other indebtedness or obligations in excess of fifty thousand dollars ($50,000) which shall continue after the applicable grace period, if any, specified in the agreement relating to such indebtedness or obligation; failure by Borrower to comply with the provisions of any other covenant, obligation or term of any agreement relating to such indebtedness or obligation which shall continue after the applicable grace period, if any, specified in such agreement if the effect of such failure is to accelerate, or permit the acceleration of, the due date of such indebtedness or obligation; or any such indebtedness or obligation shall be declared to be due and payable, or required to be prepaid, prior to the stated maturity date thereof; provided, however, that the existing defaults listed in the Schedule of Exceptions attached hereto as Schedule 2 shall not constitute a Default so long as any creditor involved in such defaults takes no further actions and exercises no further remedies to collect on the obligations involved and the Company otherwise remains in compliance with all other provisions of this Note and all other agreements with Lender and the Prior Intercreditor Lenders;

      Borrower makes a general assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions to any court for a receiver or trustee for Borrower or any substantial part of its property, commences any proceeding relating to the arrangement, readjustment, reorganization or liquidation under any bankruptcy or similar laws; there is commenced against Borrower any such proceedings which remain undismissed for a period of sixty (60) days; or Borrower by any act indicates its consent or acquiescence in any such proceeding or the appointment of any such trustee or receiver;

(d) Lender shall fail to have a valid perfected security interest in any of the collateral covered by the Security Agreement, a valid security interest in the any of the collateral covered by the Stock Pledge Agreement or a perfected security interest in any of the collateral covered by the Stock Pledge Agreement after delivery thereof to Lender or its agent or designee; or

(e) The investors in the Series B Financing shall fail to fulfill or default on any of their respective obligations under the Securities Purchase Agreement(s) for the Series B Financing or any related promissory notes or other agreements or documents or Borrower shall fail to receive all of the funds as scheduled under such Securities Purchase Agreement(s) or any related promissory notes or other agreements or documents, in each case if (i) the subscription amount(s) of the defaulting or non-paying investor(s) is at least twenty percent (20%) of the total subscription amounts of all investors in the Series B Financing and (ii) the default or failure to receive funds continues for sixty (60) days from the scheduled due date.

16. Acceleration; No Exclusive Remedy. Upon any Default set forth in Section 15(c) above, all principal, interest and other amounts owing hereunder automatically shall become immediately due and payable. Upon any other Default, Lender may declare, by written notice to Borrower, that all principal, accrued interest and other amounts owing hereunder shall be immediately due and payable to Lender. Notwithstanding anything to the contrary herein, Lender shall be entitled to any and all remedies available to it in the event of a Default hereunder and Lender's pursuance of any particular remedy shall not preclude Lender from seeking any other remedies available to it at law or in equity.

17. Notices. Any notice under this Note shall be given in writing and shall be addressed to the party to be notified at the address indicated below, or at such other address as such party may designate by written notice to the other party.

Aura Systems, Inc.
2335 Alaska Avenue
El Segundo, CA 90245
Attn: Neal Meehan
Fax: 310-643-8719

Koyah Microcap Partners Master Fund, L.P.

c/o ICM Asset Management, Inc.

601 W. Main Avenue, Suite 600

Spokane, WA 99201

Attn: Robert Law

Fax: 509-444-4500

18. Intercreditor Agreement. The terms and conditions of this Note shall also be governed by and subject to the terms and conditions of an Intercreditor Agreement dated as of January 19, 2004, as supplemented by a Joinder Agreement dated as of June 14, 2004, among Borrower, Koyah Leverage Partners, L.P., Koyah Partners, L.P., Raven Partners, L.P., and Koyah Ventures LLC, to which Lender is being added as an additional party pursuant to a Joinder Agreement dated as of the date hereof (collectively, the "Intercreditor Agreement").

19. Miscellaneous.

(a) No delay or omission on the part of Lender in exercising any right under this Note shall operate as a waiver of such right or of any other right under this Note.

(b) Borrower hereby waives presentation for payment, demand, notice of demand and of dishonor and non-payment of this Note, protest and notice of protest, diligence in collecting, and the bringing of suit against any other party. The pleading of any statute of limitations as a defense to any demand against the Borrower, any endorsers, guarantors and sureties of this Note is expressly waived by each and all of such parties to the extent permitted by law. Time is of the essence under this Note.

(c) Any payment hereunder shall first be applied to any enforcement or collections costs, then against accrued interest or late charges hereunder and then against the outstanding principal balance hereof.

(d) All payments under this Note shall be made without set-off, deduction or counterclaim.

(e) Borrower and Lender intend to comply at all times with applicable usury laws. If at any time such laws would render usurious any amounts due under this Note under applicable law, then it is Borrower's and Lender's express intention that Borrower not be required to pay interest on this Note at a rate in excess of the maximum lawful rate, that the provisions of this section shall control over all other provisions of this Note which may be in apparent conflict hereunder, that such excess amount shall be immediately credited to the principal balance of this Note, and the provisions hereof shall immediately be reformed and the amounts thereafter decreased, so as to comply with the then applicable usury law, but so as to permit the recovery of the fullest amount otherwise due under this Note.

(f) This Note may be transferred or assigned by Lender in whole or in part if, on Borrower's reasonable request, Lender provides an opinion of counsel reasonably satisfactory to Borrower that such transfer does not require registration under the Securities Act of 1933, as amended, and applicable state securities law, except that this Note may be transferred by a Lender which is a partnership or limited liability company to a partner, former partner, member, former member or other affiliate of such partner or limited liability company, as the case may be, if (i) the transferee agrees in writing to be subject to the terms of this Note and (ii) Lender delivers notice of such transfer to Borrower. Any rights and obligations of Borrower and Lender under this Note shall be binding upon and inure to the benefit of their respective permitted successors, assigns, heirs, administrators and transferees.

(g) If at any time the number of authorized but unissued shares of Borrower shall not be sufficient to effect the conversion of this Note, Borrower will take all such corporate action as may be necessary to increase its authorized but unissued shares to such number of shares as shall be sufficient for such purpose. The parties acknowledge that Borrower currently does not have any authorized but unissued shares of its common stock available for issuance and Borrower hereby agrees to use its best efforts to take action to call a shareholder meeting and increase its authorized but unissued common stock as soon as practicable.

(h) Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Borrower and Lender in the case of an amendment and only with the written consent of the waiving party in the case of a waiver.

(i) All shares issued upon conversion of this Note shall be validly issued, fully paid and non-assessable, and Borrower shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. Borrower shall not be required to pay any transfer tax or other similar charge imposed in connection with any transfer involved in the issuance of any certificate for shares in any name other than that of Lender.

(j) Borrower will not, by amendment of its Certificate of Incorporation or Bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of Lender under this Note against impairment. Without limiting the generality of the foregoing, Borrower (i) will not increase the par value of any shares issuable upon conversion of this Note above the amount payable therefore upon such exercise, and (ii) will take all such action as may be necessary or appropriate in order that Borrower may validly and legally issue fully paid and non-assessable shares upon conversion of this Note.

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ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT, OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

IN WITNESS WHEREOF, the Borrower has caused this Note to be signed in its corporate name by its duly authorized officer and dated the day and year first above written.

AURA SYSTEMS, INC.

By:

Name:

Title:

I:\Spodocs\28601\00024\agree\00281016.DOC:lg

SCHEDULE 1

Option Exercisability

    Exercisable Increments.

    The option of Lender under Section 1.5 of the Securities Purchase Agreement (as adjusted pursuant to Section 9 of the Note) shall be exercisable at any time in an amount equal to the total amount of any conversions of Lender actually done up to that time.

    Termination.

The option of Lender under such Section (as so adjusted) shall terminate in increments (expressed as a percentage of the original total amount of such option) as follows:

Terminated Increment
December 31, 2004	50%
May 31, 2005	50%
TOTAL	100%

Notwithstanding the foregoing, if any portion of the option of Lender is not exercisable on December 31, 2004 because the conditions to the obligation of Lender to do a Mandatory Conversion underlying such portion of the option have not been satisfied by such date, then such portion of the option shall not terminate on December 31, 2004 and shall instead be extended to May 31, 2005.

SCHEDULE 2

Schedule of Exceptions

1. Shareholder litigation (Barovich/Chiau et al) judgment settlement for approximately $789,000 is in default. In April 2003, this creditor served Writs of Execution against the Company's bank accounts but has taken no further action.

2. Convertible notes payable, issued in August October 2002 for a total principal amount of $625,000 are in default.

3. The $1,000,000 Note Payable to purchasers in a sale/leaseback transaction, dated December 1, 2002, became due and payable on May 30, 2004.